UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period April 2005______	File No. ___0-49947____

Storm Cat Energy Corp.

(Formerly Toby Ventures Inc.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

1.

News Release dated April 13, 2005

2.

News Release dated April 19, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         FORM 20-F  ___X__         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Storm Cat Energy Corp.

(Registrant)

Dated: April 20, 2005	Signed:/s/ Christopher Dyakowski Christopher Dyakowski, Director

NEWS RELEASE
Storm Cat Energy Appoints Vice President, Operations (USA)

April 13, 2005 - Storm Cat Energy Corp. (SME–TSX.V) (the “Company”) announces it has appointed Mr. Keith J. Knapstad, of Denver Colorado, as Vice-President, Operations (USA) effective April 15, 2005.

Mr. Knapstad has a strong managerial and operational background, most recently as Manager Powder River Basin Assets for J. M. Huber Corporation; a privately held corporation with extensive unconventional resource holdings. Prior to Huber, Keith worked for Marathon Oil Company/Pennaco Energy in the Rocky Mountain region managing a multi-disciplined team responsible for engineering and development of various Rocky Mountain producing areas. Mr. Knapstad is an ambitious professional with proven abilities in executive leadership, project management, reserve evaluation/ reporting, and operational expertise. As part of Mr. Knapstad’s compensation package, Storm Cat will grant him 200,000 stock options pursuant to its option plan having an exercise price of CDN $2.69 and a term of five years.

In addition to Mr. Knapstad, Storm Cat Energy (USA) Corp has further developed its technical team with the hiring of an additional Senior Geo-Scientist, a Technical Assistant, a Director of Land, and a Controller.

Storm Cat's President, Scott Zimmerman, said "The addition of Mr. Knapstad as Vice-President, Operations (USA), along with the further development of our USA technical team will allow Storm Cat to focus on our business plan of applying proven technical expertise in the development of unconventional natural gas resources. The new team will focus on Storm Cat’s considerable exploration and development opportunities that currently exist in the Powder River Basin, Wyoming and the Cook Inlet, Alaska along with identifying additional acquisitions/drilling opportunities consistent with our focused business plan.”

For further information, please contact The Kottmeier Resolution Group, investor relations, at toll free 1-87STORMCAT (1-877-867-6228) or via email info@stormcatenergy.com.

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Storm Cat Appoints Craig Steinke to Board of Directors

April 19, 2005 - Storm Cat Energy Corp. (SME – TSX.V) (the “Company”) is pleased to announce that it has appointed Mr. Craig Steinke of White Rock, British Columbia to join its Board of Directors. He will also serve as Chairman of the Board. Mr. Steinke is a founding shareholder of Storm Cat and has served as a consultant to the Company since early 2004 in connection with property acquisitions.

Educated as a Petroleum Land Man, Mr. Steinke created Reconnaissance Energy in 1994, which specializes in oil and gas property acquisitions and corporate finance. Mr. Steinke has founded and served as Chief Executive Officer and Director of various Canadian junior oil & gas exploration and production companies; both publicly and privately held. Mr. Steinke’s primary focus has been directed to the unconventional natural gas industry since the initial stages of its development in Canada.

Storm Cat's President, Scott Zimmerman, said “Storm Cat Energy Corporation welcomes Mr. Steinke to its Board of Directors. We feel his presence and acceptance as position of Chairman of the Board signifies Storm Cat’s continued efforts to strengthen its Board in building a world class unconventional resource Corporation. As one of the founding shareholders of Storm Cat Energy Corporation, Mr. Steinke’s addition to the Board signifies the faith in the strategy of the Company. Mr. Steinke with retain the title of Founder and Chairman of the Board.”

The Company has accepted the resignation of Dr. S. Robert Bereskin and is sincerely thankful for his service as a Director. Dr. Bereskin will continue to serve the Company as a consultant.

Storm Cat Energy is a growing exploration company focusing on developing unconventional natural gas reserves globally. The company’s primary objective is to create value for its shareholders by applying strong technical expertise to strategies that will unlock substantial natural gas resources in areas where production can be achieved quickly and efficiently.

For further information, please contact The Kottmeier Resolution Group, investor relations, at toll free 1-87STORMCAT (1-877-867-6228) or via email info@stormcatenergy.com.

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.